Agricore United

SUPPL

AGRICORE UNITED ENTERS INTEREST RATE AND CURRENCY HEDGES ON NEW TERM LOAN

WINNIPEG, MANITOBA (September 19, 2006) – On September 6, 2006, Agricore United (TSX:AU) announced it had obtained from a consortium of lenders, a US$138 million senior secured institutional term loan ("Term B Loan") maturing September 2013, with a floating interest rate based on US LIBOR plus 1.75% (or about 7.25%).

Of the proceeds, US$50 million was advanced to the Company's wholly owned subsidiary Agricore United Holdings Inc. ("AU Holdings") to fund the previously announced acquisition of Hi-Pro Feeds. As part of the Company's risk management program, AU Holdings concurrently entered into an interest rate swap agreement from a Schedule I bank to fix the floating interest rate component on US$50 million at 7.17% for the duration of the loan, thereby locking in a favourable interest rate and effectively mitigating its interest rate risk on this portion of the financing.

The balance of the Term B Loan of US$88 million was advanced directly to the Company and used to repay its 9.65% Syndicated Term Loan and for general corporate purposes. In order to mitigate the currency risk associated with this portion of the Term B Loan, the Company entered into a cross currency interest rate swap agreement from a Schedule I bank for the duration of the loan to hedge the US$88 million to a Canadian dollar equivalent of C$97 million with a floating interest rate (currently about 6.4%) based on bankers' acceptances.

Agricore United is one of Canada's leading agri-businesses with headquarters in Winnipeg, Manitoba and extensive operations and distribution capabilities across western Canada, as well as operations in the United States and Japan. Agricore United uses its technology, services and logistics expertise to leverage its network of facilities and connect agricultural customers to domestic and international customers and suppliers. The company's operations are diversified into sales of crop inputs and services, grain merchandising, livestock production services and financial services. Agricore United's common shares are traded on the Toronto Stock Exchange under the symbol "AU".

– 30 –

FOR FURTHER INFORMATION PLEASE CONTACT:

David Carefoot
Chief Financial Officer
(204) 944-5651
dcarefoot@agricoreunited.com

Sherry Lees,
Corporate Treasurer
(204) 944-5613
sherry_lees@agricoreunited.com

9/21